Volaris Reports January 2023 Traffic Results:

23% YoY demand growth with an 86% Load Factor

Mexico City, Mexico, February 6, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its January 2023 preliminary traffic results.

In January 2023, Volaris’ capacity (measured in ASMs) increased by 16.0% year-over-year, while demand (measured in RPMs) increased by 23.1%; the result was a load factor expansion of 5.0 pp YoY to 86.2%. Volaris transported 2.9 million passengers during the month, a 21.8% increase compared to January 2022. Demand in the domestic Mexican and international markets increased by 17.9% and 35.7%, respectively.

Enrique Beltranena, Volaris’ President and CEO said: “January saw robust traffic growth with demand outpacing capacity and with remarkable load factors. This strong start in the year reflects the ongoing strength of demand in all of our markets.”

	Jan 2023	Jan 2022	Variance	YTD Jan 2023	YTD Jan 2022	Variance
RPMs (million, scheduled & charter)
Domestic	1,933	1,639	17.9%	1,933	1,639	17.9%
International	908	669	35.7%	908	669	35.7%
Total	2,841	2,308	23.1%	2,841	2,308	23.1%
ASMs (million, scheduled & charter)
Domestic	2,271	1,991	14.1%	2,271	1,991	14.1%
International	1,024	850	20.5%	1,024	850	20.5%
Total	3,295	2,841	16.0%	3,295	2,841	16.0%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	85.1%	82.3%	2.8 pp	85.1%	82.3%	2.8 pp
International	88.7%	78.7%	10.0 pp	88.7%	78.7%	10.0 pp
Total	86.2%	81.3%	5.0 pp	86.2%	81.3%	5.0 pp
Passengers (thousand, scheduled & charter)
Domestic	2,224	1,868	19.0%	2,224	1,868	19.0%
International	639	481	32.7%	639	481	32.7%
Total	2,862	2,349	21.8%	2,862	2,349	21.8%

Economic Jet Fuel Price* (USD per gallon, preliminary)
Average	3.81	2.68	42.2%	3.81	2.68	42.2%

*Does not include VAT impact

*Economic fuel per gallon excluding Non-Derivate Financial Instruments

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 200 and its fleet from 4 to 118 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for thirteen consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com